DYCOM INDUSTRIES, INC.
                                                            Host: Steven Nielsen
                                                 February 24, 2004/8:00 a.m. CST
                                                                          Page 1






                             DYCOM INDUSTRIES, INC.

                                February 24, 2004
                                  8:00 a.m. CST



Moderator                  Ladies and gentlemen, thank you for standing by and
                           welcome to the Dycom earnings call. At this time, all participant lines are in a listen-only mode.
                           Later, there will be an opportunity for questions.
                           Instructions will be given at that time. As a reminder, today's call is being recorded. I would now like to turn the conference over to Mr. Steven
                           Nielsen. Please go ahead, sir.


S. Nielsen                 Good morning, everyone. I'd like to thank you for
                           attending our second quarter fiscal 2004 Dycom earnings conference call. With me, we have in attendance, Richard Dunn, our Chief Financial
                           Officer; Tim Estes, our Chief Operating Officer; and
                           Mike Miller, our General Counsel. Now I will turn the call over to Mike Miller.


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                                                          DYCOM INDUSTRIES, INC.
                                                            Host: Steven Nielsen
                                                 February 24, 2004/8:00 a.m. CST
                                                                          Page 2

M. Miller                  Statements made in the course of this conference call
                           that state the company's or management's intentions, hopes, beliefs, expectations or predictions of the future are forward-looking statements. It is important to note that the company's actual results could differ materially from those projected in such forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the company's SEC filings, including, but not limited to, the company's report on Form 10-K for the year ended
                           July 26, 2003 and the company's quarterly report on Form 10-Q for the quarter ended October 25, 2003.

                           Additionally, during this call there will be references to certain non-GAAP financial information. This information has been reconciled to GAAP in the company's press release of yesterday that has been posted on the company's Web site.


S. Nielsen                 Yesterday, we issued a press release announcing our
                           second quarter 2004 earnings. Included in those earnings, was a non-recurring gain of $11.4 million before taxes, related to the sale of a long-term accounts receivable. To ensure meaningful comparisons, all references I will now make to the second quarter will exclude this gain. A reconciliation of our earnings,


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                                                          DYCOM INDUSTRIES, INC.
                                                            Host: Steven Nielsen
                                                 February 24, 2004/8:00 a.m. CST
                                                                          Page 3


                           with and without this gain, is attached to yesterday's press release that has been posted to our Web site.

                           For the quarter ended January 24, 2004, total contract revenues were $196.4 million versus $137.2 million in the year ago period, an increase of 43%. Net income was $9.6 million versus a loss of $1.1 million. Fully diluted earnings per share was $0.20 versus a loss of $0.02.

                           Backlog at the end of the second quarter was $1.174 billion versus $900.4 million at the end of the first quarter of 2004, a sequential increase of $274 million. Of this backlog, approximately $545 million is expected to be completed in the next 12 months.

                           These estimates include approximately $254 million of total backlog and $118 million of 12-month backlog derived from our recently completed acquisitions of First South and UtiliQuest. They include no backlog from our announced participation in Verizon's Fiber-to-the-Premises buried plant installations.


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                                                          DYCOM INDUSTRIES, INC.
                                                            Host: Steven Nielsen
                                                 February 24, 2004/8:00 a.m. CST
                                                                          Page 4


                           Our second quarter results continued to demonstrate the fundamental health of our business. Growth remains strong. Internal growth for the quarter was 25.8% and 24.8% for the first six months of fiscal 2004. In addition, our forecasted third quarter revenue indicates continued year-over-year organic growth.

                           Gross margin increased by 418 basis points from the year ago quarter, while G&A decreased 312 basis points and depreciation and amortization decreased 202 basis points. Both the G&A and depreciation and amortization percentages continued to be favorably impacted as relatively fixed costs were leveraged by increased quarterly revenue.

                           Overall, improved results were driven by tight cost controls, solid field productivity, despite difficult weather in January, good safety performance and active claims management and expected performance from the newly acquired operations of First South and UtiliQuest.

                           Liquidity remained ample with over $20 million in net cash, despite acquisition cash expenditures of $175 million during the quarter. Capital expenditures to support our growth totaled $4 million, net of disposals.


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                                                          DYCOM INDUSTRIES, INC.
                                                            Host: Steven Nielsen
                                                 February 24, 2004/8:00 a.m. CST
                                                                          Page 5


                           Excluding balances and revenues from companies acquired during the quarter, day sales outstanding was 73 days, a sequential decrease of two days from the first quarter.

                           Cash flow from operations totaled $60.8 million, including a non-recurring gain related to the sale of a long-term accounts receivable. Excluding this gain and the taxes associated with it, operating cash flow was $32.4 million in the quarter, a sequential improvement of $11.2 million from the first quarter.

                           During the quarter, we continued to experience the effects of a growing overall economy, major telephone expenditures, which grew substantially year-over-year and continued robust spending by several cable customers. Revenue from Comcast was $59.2 million. Comcast was Dycom's largest customer for the quarter at 30.1% of revenue, down from 34.8% in the previous quarter. Additionally, revenue from Adelphia and Charter increased year-over-year and sequentially. Revenue from our major telephone company customers, Sprint, Bell South, Alltel and Qwest, all increased significantly compared to the year ago quarter.


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                                                          DYCOM INDUSTRIES, INC.
                                                            Host: Steven Nielsen
                                                 February 24, 2004/8:00 a.m. CST
                                                                          Page 6


                           Employee headcount increased to 7,590 at the end of the second quarter from 5,470 in the previous quarter, reflecting normal seasonal patterns offset by the addition of the employees of First South and UtiliQuest.

                           Perhaps, most significantly, Verizon recently notified us that Verizon intends to enter into a contract with Dycom, whereby, we will perform a portion of Verizon's Fiber-to-the-Premises buried plant installations.

                           During the quarter, we continued to book new work. For Comcast, we received system upgrade contracts for Montgomery County, Pennsylvania, the Pittsburgh tri-state area, Grass Valley, California, South Chicago, Sacramento, California, San Mateo, California and a new build betterment contract for the southern half of metropolitan Denver.

                           For Time Warner, an electronics betterment project in Memphis. For Charter, a new build betterment contract for Jackson, Tennessee. For James Cable, upgrades in Georgia, Florida, Louisiana, Texas and Oklahoma. For Insight, an installation contract in Louisville, Kentucky.

                           In addition, we extended several locating contracts, including those for Atlanta Gas Light, Bell South and Comcast in Atlanta and with Puget


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                                                          DYCOM INDUSTRIES, INC.
                                                            Host: Steven Nielsen
                                                 February 24, 2004/8:00 a.m. CST
                                                                          Page 7


                           Sound Energy in the Seattle area. Finally, in Florida we were awarded a three-year master contract for underground power installations for Sumter Electric Cooperative.

                           As Dycom grew this quarter, we demonstrated our continued stability and ability to profitably respond to growth opportunities, both organically and through acquisition. First and foremost, we maintained strong customer relationships throughout our markets. This view has been clearly demonstrated in multiple discussions with our customers arising from our two recent acquisitions. Secondly, the strength of those relationships and the value we can generate for our customers has allowed us to be at the forefront of rapidly evolving industry opportunities. Finally, while growing, we have maintained tight margin discipline, solid cash flows and our superior financial strength.

                           As economic conditions continue to improve, Dycom's fundamental strength has allowed us to differentiate ourselves from our competitors in the eyes of our customers, employees and suppliers. Dycom's financial strength and strong customer relationships have allowed us to generate industry-leading organic growth, while simultaneously pursuing significant and strategic acquisitions. Over the last several quarters, we


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                                                          DYCOM INDUSTRIES, INC.
                                                            Host: Steven Nielsen
                                                 February 24, 2004/8:00 a.m. CST
                                                                          Page 8

                           have repeatedly stated our belief that as profitable growth opportunities return to our industry, we will be one of the first and the best positioned firms in our industry to take advantage of them. We believe that this advantage, relative to other industry participants, continues to become more pronounced everyday.

                           After weighing all of the factors we have discussed today, we have updated our forecast as follows. For the third quarter of fiscal 2004, we anticipate earnings per share of $0.18 to $0.24 on revenues of $185 million to $200 million. This outlook anticipates continued growth in the U.S. economy and easing of February's difficult weather, continued spending by Comcast on its acquired systems, expected performance for our First South and UtiliQuest acquisitions and only modest incremental revenues from our new Verizon opportunity. Looking beyond the third quarter, we anticipate earnings of $0.24 to $0.30 per share on revenues of $205 million to $225 million for the fourth quarter of fiscal 2004. Please note that Dycom utilizes a 52/53-week fiscal year, which ends on the last Saturday in July.

                           As a result, the fourth quarter of fiscal 2004 will contain 14 weeks. Our expectation for the fourth quarter is based upon the continued impact of


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                                                          DYCOM INDUSTRIES, INC.
                                                            Host: Steven Nielsen
                                                 February 24, 2004/8:00 a.m. CST
                                                                          Page 9

                           those factors cited for the third quarter, with the exception that we do expect revenues from Verizon to increase throughout the fourth quarter to meaningful levels; although a precise expectation of this impact is difficult to determine at this early stage of the project.

                           At this point, I will turn the call over to Dick Dunn, our CFO.


R. Dunn During the current quarter, we recorded an after tax gain on the sale of certain long-term receivables of $6.8 million or $0.14 per share fully diluted. Unless otherwise noted, my discussion will eliminate the impact of this gain. A reconciliation of these amounts to our GAAP net income including the gain has been provided as a table to yesterday's press release, which is available on our Web site.

                           Turning to the income statement, contract revenues for the current quarter were $196.4 million, up 43.1% from last year's Q2 of $137.2 million. Revenues for the quarter on a same store basis were up 25.9%. Total revenues for the six-month period ended January 24th increased 32.7% to $392.4 million versus fiscal year 2003 revenue of $295.6 million. Organic revenue activity for the six-month period was up 24.8%.


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                                                          DYCOM INDUSTRIES, INC.
                                                            Host: Steven Nielsen
                                                 February 24, 2004/8:00 a.m. CST
                                                                         Page 10

                           For the quarter, the top five customers accounted for 67.4% of total revenue, versus 63.4% for the prior year second quarter. For the six months ended January 24th, sales to the top five customers, as a percent of the total, were 68.5% versus 58.3% for the prior year.

                           The top five customers and their respective percentages for Q2 of fiscal year 2004 and 2003 are as follows. For the current year Q2, Comcast, 30.1%; Bell South, 13.2%; Sprint, 11.0%; Adelphia, 7.2%; and Qwest, 5.9%. For the Q2 of fiscal year 2003, Comcast, 30.6%; Bell South, 11.6%; Direct TV, 9.5%; Sprint, 6.1%; and Qwest, 5.6%.

                           Net income for the second quarter was $9.6 million versus a $1.1 million loss in fiscal year 2003. Net income for the six months ended January 24th increased $20.6 million to $23.6 million versus last year's $3.0 million.

                           Fully diluted results for the quarter were $0.20 per share versus a loss of $0.02 per share in the prior year's second quarter. EPS for the six month period ended January 24th increased to $0.48 per share versus last year's $0.06 per share.


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                                                          DYCOM INDUSTRIES, INC.
                                                            Host: Steven Nielsen
                                                 February 24, 2004/8:00 a.m. CST
                                                                         Page 11

                           Operating margins for the second quarter increased 932 basis points coming in at 7.78% versus last year's negative 1.54%. This increase was due to a 418 basis point decrease in cost of earned revenues, a 312 basis point decrease in general and administrative costs and a 202 basis point decrease in depreciation and amortization. Operating margins for the six month period increased 828 basis points coming in 9.53% versus last year's 1.25%. This decrease was due a 345 basis point decrease in cost of earned revenues, a 281 basis point decrease in general and administrative costs and a 202 basis point decrease in depreciation and amortization

                           The effective tax rates for the quarter and six-month periods were 38.2% and 39.4% respectively, versus 1.2% and 50.2% respectively for the prior year's period. The prior year's period's effective rates were impacted by the prior year's loss in the second quarter, which resulted in non-meaningful rates.

                           Net interest expense for the quarter was $284,000 and net interest income for the six-month period was $34,000 versus net interest income of $370,000 and $645,000 respectively for the prior year. This decrease was primarily the result of the use of cash on hand and increased borrowings in connection with the two acquisitions closed during the quarter. Interest


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                                                          DYCOM INDUSTRIES, INC.
                                                            Host: Steven Nielsen
                                                 February 24, 2004/8:00 a.m. CST
                                                                         Page 12

                           income is generated through investments in high-quality municipal and corporate instruments.

                           For the quarter, our cash flow from operating activities including the sale of long-term receivables was $60.8 million. The primary components of this cash flow were net income of $16.4 million, depreciation and amortization of $11 million and reductions of working capital and other assets of approximately $33.4 million.

                           Investing activities consisting of acquisition expenditures net of cash acquired of $175.1 million, capital expenditures of $5.1 million partially offset by proceeds from the sale of assets of $1.1 million, resulted in net investing activities of $179.1 million.

                           Financing activities for the quarter generated $86.8 million. The components of this amount were borrowings under our revolving credit agreement of $85 million and proceeds from the exercise of the employee stock options of $1.8 million.

                           Cash and cash equivalents at the end of the quarter were $118.3 million, down $31.5 million from the prior quarter.


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                                                          DYCOM INDUSTRIES, INC.
                                                            Host: Steven Nielsen
                                                 February 24, 2004/8:00 a.m. CST
                                                                         Page 13

                           During the quarter, receivables net of acquired receivables dropped from $124.8 million to $110.1 million, resulting in a DSO of 55.7 days versus 57.9 at the end of the first quarter, a decrease of 2.2 days.

                           Net unbilled revenue balances, excluding acquired balances, dropped in the quarter from $36.6 million to $33.4 million, resulting in a DSO of 16.9 days, essentially unchanged from the Q1 figure of 17.0 days. On a cumulative basis, the combined DSO for our trade receivables and unbilled revenues, again excluding acquired balances, decreased from 74.9 days to 72.6 days, a decrease of 2.3 days.

                           At January 24th, our accruals for self-insured casualty program increased to $28.8 million from $24.9 million at October 25th. Of the $28.8 million, $18.6 million represents incurred, but not reported claims, an increase of $3.1 million from the first quarter.


S. Nielsen                 Now John will open the call for questions.


Moderator                  First we go to the line of Steven Fox with Merrill
                           Lynch. Please go ahead.


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                                                          DYCOM INDUSTRIES, INC.
                                                            Host: Steven Nielsen
                                                 February 24, 2004/8:00 a.m. CST
                                                                         Page 14

S. Fox Could you talk a little bit about the gross margins of 23%? I think you've been targeting 24% to 25%. Is that still a realistic assumption over the next few quarters, given the mix? Then I have a follow-up.


S. Nielsen                 I think the 23% was right in line with what we
                           expected, given the seasonal weather impacts and the holiday impacts in the second quarter. I think we don't see anything here. In fact, if you look back historically, 23% in the second quarter is a pretty solid number.


S. Fox From the standpoint of Verizon, I'm sure you're limited on what you can say, but can you talk about how many other contractors are involved or what type of split you have and generally, can you give some color on the ramp? Are you going to be fully ramped with this project in two quarters? How else can you describe it?


S. Nielsen                 What we're permitted to say, Steve, is that Verizon
                           has publicly disclosed that in 2004, they wanted to deploy in nine states. They have not disclosed those nine states. We're awarded and are in final documentation on the project in a substantial number of those states. We feel like in order to hit the objectives that Verizon has for 2004, that we will need to be very fully deployed by mid-summer at the latest.


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                                                          DYCOM INDUSTRIES, INC.
                                                            Host: Steven Nielsen
                                                 February 24, 2004/8:00 a.m. CST
                                                                         Page 15

Moderator                  Our next question is from the line of Tobey Sommer
                           with SunTrust Robinson Humphrey. Please go ahead.


T. Sommer                  I have a question regarding what you think is driving
                           the competitive force with Verizon and
                           Fiber-to-the-Home. Is it strictly the cable, or do you think the wireless and the opportunity to maintain your home phone number and shift it to wireless is another nail that is helping to drive this shift for them?


S. Nielsen                 As I've understood it, they're looking at
                           Fiber-to-the-Home as an opportunity to increase their revenues, at the same time, Passive Networks will have significantly lower operating and maintenance costs going forward. I think they see it as an opportunity to increase the top line and expand margin by reducing the cost of operating the network.

                           Clearly, there may be some ability to bundle the data offering and the voice offering enabled by the fiber with wireless. Certainly, given Verizon wireless's leading market position, that may be attractive to them also. I think it's pretty simple; they want to grow revenue and be able to reduce their future costs to maintain the network.


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                                                          DYCOM INDUSTRIES, INC.
                                                            Host: Steven Nielsen
                                                 February 24, 2004/8:00 a.m. CST
                                                                         Page 16

T. Sommer                  Two quick follow-ups, if I could. If you could
                           refresh my memory, I don't think there is any incremental capex, but are there any different things involved that you currently don't have? I was wondering if you could comment about where you see your long-term revenue mix. Are you comfortable where it is now, or could you see it shifting a little bit over time?


S. Nielsen                 On an incremental capex basis, this is business that
                           we understand and do everyday. We have assets in hand to do it. It's a growth opportunity, so we may have to spend some capex to support it. That will be a good thing because it will reinforce our future growth.

                           Your second question, Toby?


T. Sommer                  It was regarding your revenue mix and longer-term,
                           where your goal was and what your vision was for the company.


S. Nielsen                 Dick has the revenue mix for the quarter here, why
                           don't you go ahead and share it?



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                                                          DYCOM INDUSTRIES, INC.
                                                            Host: Steven Nielsen
                                                 February 24, 2004/8:00 a.m. CST
                                                                         Page 17


R. Dunn For this quarter, telecom was 34.7%, cable TV was 46.3%, utility locating was 15.2% and other and electrical was 3.8%.

S. Nielsen                 Tobey, we've set up the business for a long time here
                           to primarily focus on the cable and telephone industries. It's been in the action and reaction between the two industries that we've seen growth opportunities. We think with the Verizon opportunity, this is just another example of why that strategy has been sound in the past and will be going forward. We may see a shift from some of our cable business as the upgrades with Comcast are winding down, but that's going to be picked up on the telephone side of the business, hopefully plus some. We're comfortable with our revenue mix.


Moderator                  Our next question is from the line of Alan Mitrani
                           with Copper Beech Capital. Please go ahead.


A. Mitrani                 Steve, did I hear you correctly? As it relates to
                           Verizon, it is not in your backlog right now?

S. Nielsen                 Yes, we have not signed the contract, Alan, and our
                           policy is that we don't put contracts in backlog until they're finally documented. That would be


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                                                          DYCOM INDUSTRIES, INC.
                                                            Host: Steven Nielsen
                                                 February 24, 2004/8:00 a.m. CST
                                                                         Page 18

                           in this quarter, which is our third quarter. It will be reflected in our third quarter backlog.


A. Mitrani                 Is there a reason why the contract was not signed
                           yet? Are certain regions still up from grabs, or is it just dotting the I's and crossing the T's? Can you just give us a little more color on that?


S. Nielsen                 We're in the documentation phase. Because it is a
                           substantial project, there was obviously need to communicate to our people. It's also fair to say, because we've had some folks call us, that some of the other competitors had been notified that, if they wanted to participate, they needed to talk with us.
                           Given that there was some chatter in the industry about it, we felt like and Verizon concurred, that it was prudent to put out an announcement.


A. Mitrani                 Just to understand, my understanding of when you were
                           running through your revenue guidance and your estimated earnings guidance for the next two quarters, you did include some contribution from Verizon and sort of a meaningful one, in your mind, for the fiscal fourth quarter.


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                                                          DYCOM INDUSTRIES, INC.
                                                            Host: Steven Nielsen
                                                 February 24, 2004/8:00 a.m. CST
                                                                         Page 19

S. Nielsen                 Primarily for the fourth quarter. Now, if we can earn
                           some revenue in this quarter, we're going to hit it as quickly as we can, but it is in the start-up phase.


A. Mitrani                 With that said, you raised guidance a bit for fiscal
                           third quarter. The fiscal fourth quarter, I know you haven't put estimates out there before; but relative to what some people were looking for in terms of earnings contributions or others, seemed a little light. Are there certain start-up costs in that fourth quarter that would result in a lower margin initially, but then ramping up, or are the acquired assets that you bought this past quarter coming in less than expected? Can you give some insight in terms of that or is it just you being conservative?


S. Nielsen                 We're always going to be prudent with the guidance,
                           particularly when we're starting a contract that is potentially this large. We're happy with the acquisitions. They are producing according to the plan. It's for us to make sure that we execute on the guidance we provide and, hopefully, do better, but right now, this is our best estimate, given particularly the newness of the Verizon opportunity.


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                                                          DYCOM INDUSTRIES, INC.
                                                            Host: Steven Nielsen
                                                 February 24, 2004/8:00 a.m. CST
                                                                         Page 20

A. Mitrani                 I'll ask two quick ones and then I'll get back in
                           queue. Were there any one-time costs or deal-related costs in the quarter or anything that was related just to closing the books on the other two businesses in having owned them for about a month or two?


S. Nielsen                 Certainly, there is travel expenses and integration
                           expenses. G&A was probably higher. We did have those types of expenses, but we just took those through ordinary expense. We didn't have any charges.


A. Mitrani                 Also, the tax rate this quarter, by my estimation,
                           came in about 38%. I know, Dick, you guys have been doing a lot to try to lower your tax rate from previous years. Most people, and I myself, have been using about 40%. Can you give us some guidance on the tax rate going forward? Was there something special this quarter and should we use a lower rate going forward?


R. Dunn Nothing particularly special, Alan. One thing, as our income goes up, our permanent unfavorable schedule M's get diluted down as a percent. We were at about 38.5% or there about.


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                                                          DYCOM INDUSTRIES, INC.
                                                            Host: Steven Nielsen
                                                 February 24, 2004/8:00 a.m. CST
                                                                         Page 21

A. Mitrani                 That's a lot of tax talk for a guy who is not a CPA.
                           Here is my quick question. What kind of estimates should I be using the next 12 months or for fiscal
                           '05 or something like that?


R. Dunn                    Probably in the 39% range.


Moderator                  Our next question is from the line of Alex Rygiel
                           with FBR. Please go ahead.


A. Rygiel                  Congratulations, gentlemen. Nice quarter and
                           congratulations on the Verizon work. A couple of questions: Steve, you used the term meaningful and large several times. Can you compare those terms and define those terms relative to Comcast, which I suspect is a meaningful and large customer of yours right now?


S. Nielsen                 The agreement, and I think this is known in the
                           marketplace that Verizon is anticipating entering into is a five-year contract. So by definition, it's going to be significant. Clearly, with their stated goals of passing a million homes and presuming success there, doubling that, we certainly have pretty significant growth opportunity, based on what they've disclosed publicly. We love all of our customers. I don't know if I would


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                                                          DYCOM INDUSTRIES, INC.
                                                            Host: Steven Nielsen
                                                 February 24, 2004/8:00 a.m. CST
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                           want to compare it on a relative basis to Comcast. We
                           continue to have good business with Comcast and value them as a customer. Clearly, it's a nice opportunity for us to participate in, really, the initial deployment of what could be a pretty revolutionary network technology for the largest RBOC in the country.


A. Rygiel                  How many subsidiaries do you anticipate working with
                           Verizon on this FTT opportunity right now?


S. Nielsen                 Probably five, six, seven.


A. Rygiel                  Can you comment on how your recent acquisitions
                           helped you to be successful in getting this business?


S. Nielsen                 The acquisitions really were entered into, Alex,
                           separately from any discussions we had on the opportunity. Clearly, particularly in UtiliQuest's case, they had a significant piece of business with Verizon across the country and also were located in serving some other utilities and markets that Verizon is the local phone company. Clearly, there will be some impact on the locating business, based on not only the buried


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                                                          DYCOM INDUSTRIES, INC.
                                                            Host: Steven Nielsen
                                                 February 24, 2004/8:00 a.m. CST
                                                                         Page 23

                           construction, but also the aerial construction to the extent that requires grounding systems and other deployments that require locating services.


A. Rygiel                  When I look at this entire opportunity, is this all
                           new business or is there some cannibalization going on, or are you taking some market share from some of your smaller competitors that could have had relationships with Verizon?


S. Nielsen                 It's all new business, Alex. This is really an
                           overlay project, so it's replacing existing facilities. I see it as all incremental. Over time, as the network is fully deployed, there may be less local maintenance opportunities for some of the smaller contractors, but right now, it's all incremental.


A. Rygiel                  You went through a number of new job awards during
                           the quarter. Can you throw out, was half of that from new opportunities and half from market share gains or 75/25? How much is new opportunity versus market share gains?


S. Nielsen                 Some were clearly market share gains. We mentioned
                           the extension, so those were not. We have been relatively successful in adding mileage,

                                                          DYCOM INDUSTRIES, INC.
                                                            Host: Steven Nielsen
                                                 February 24, 2004/8:00 a.m. CST
                                                                         Page 24

                           particularly with Comcast as they continue their upgrade process. I wouldn't say that was a market share gain, that was just mileage that was unassigned and available for folks who could get it done. We're proud of the job the subsidiaries have done so that we were entrusted with more to do.


A. Rygiel                  One last question. You've obviously worked with
                           Verizon in the past; is there anything different about this contract or the language with this contract versus other traditional MSA work for Verizon or other RBOC's?


S. Nielsen                 I don't think we're in a position to get into
                           specifics of the contract language, other than to say that we're very comfortable signing it. It's not anything that would give us pause, based on long experience of working with telephone companies.


Moderator                  We'll go to the line of Chris Lytle with Don Levin
                           Company. Please go ahead.


C. Lytle Just a question. Is it your understanding that Verizon is going to be focused more on the buried plant installations or the above ground installations in the start-up of the build?

                                                          DYCOM INDUSTRIES, INC.
                                                            Host: Steven Nielsen
                                                 February 24, 2004/8:00 a.m. CST
                                                                         Page 25

S. Nielsen                 I think they publicly disclosed that they're serious
                           about working on both. Historically, Verizon has done the majority of their aerial construction with their own employees. They're very capable of jumping on that. We're going to be very active on the buried construction side.


Moderator                  We do have a follow-up from Alan Mitrani. Please go
                           ahead.


A. Mitrani                 Dick, can you just give us a little more detail on
                           some customers? I saw Charter's capex in the quarter really jumped in their calendar fourth quarter, and they're indicating they need to spend a lot or they lose basic subs. I saw they didn't make your top five. Can you give us what Charter was in the quarter, as well as Direct TV?


S. Nielsen                 They were number six. Basically, Alan, they were
                           3.5%, which is a little more than a year ago, although our revenue is up 43%. I guess you could figure out how much they increased in the quarter.


A. Mitrani                 It keeps going up, it seems. You expect them to
                           continue to go up this coming year.

                                                          DYCOM INDUSTRIES, INC.
                                                            Host: Steven Nielsen
                                                 February 24, 2004/8:00 a.m. CST
                                                                         Page 26


S. Nielsen                 They are spending lots of time on the new build and
                           betterment side of their business and we see opportunities there. Also, they're doing some things on the installation side. They seem to be proactive in bettering the way they operate the business.


A. Mitrani                 Dick, if you could round out with Direct TV and
                           Alltel, if you don't mind?


R. Dunn                    Well, we go to seven, I guess for Direct TV at 2.99%.


A. Mitrani                 Alltel?


R. Dunn                    Number eight at 2.5%.


S. Nielsen                 Alan, Direct TV was down from 9.4% last year.


A. Mitrani                 That's because you exited some contracts, correct?


S. Nielsen                 Right. That's all organic offset.


A. Mitrani                 I have a couple of questions on this Verizon deal,
                           but I want to focus on Comcast a bit. The weather in the calendar fourth quarter was pretty

                                                          DYCOM INDUSTRIES, INC.
                                                            Host: Steven Nielsen
                                                 February 24, 2004/8:00 a.m. CST
                                                                         Page 27

                           good, January looked bad. Your revenues were not down nearly as much, sequentially, from Comcast, about 13% relative to what Comcast capex was sequentially, 18%. Can you give us a sense as to what you think Comcast, how much it's going to be down for calendar '04 versus calendar '03, given their rhetoric that their upgrade cycle is mostly done and they're just trying to finish up a bunch of cities?


S. Nielsen                 I think there is a couple of things, Alan. We haven't
                           provided guidance out past the fourth quarter. We're not going to comment on the calendar year, other than to say that Comcast continues to indicate that they're going to be substantially complete by mid-year.

                           The other thing is that we are on the locating side of the business. With some of these new build betterment contracts, there is a recurring piece of that business that may not be as sensitive to their overall capex number. That's part of the impact that you see in the second quarter.


A. Mitrani                 Then on Verizon again. I'm trying to reconcile a
                           little bit. I'm hearing, obviously, the job is going to be pretty good. If I run through a million homes and I realize they're not necessarily going to hit a million homes and I have to assume a certain percentage. If Verizon ramps the way you

                                                          DYCOM INDUSTRIES, INC.
                                                            Host: Steven Nielsen
                                                 February 24, 2004/8:00 a.m. CST
                                                                         Page 28

                           expect it and hopefully the way they expect it or they've said, your fourth quarter numbers and the second half of '04 numbers should be substantially higher than what you're saying, unless the rest of your business is really going to come down. I'm trying to reconcile with what I know about how big this contract is or my assumptions are versus your conservatism. Can you just help me out there?


S. Nielsen                 It's going to be a large project, but we want to
                           make sure that we understand exactly what the magnitude of the project is. It's been a very detailed process and some of the numbers have changed over time, and we just want to make sure that when we commit, that we understand. It also included some engineering phases as part of the tasks and those may be self-performed by Verizon. We're happy to do them, if they want us to, but they may choose to do them themselves. That's not a major portion of the revenue opportunity, but it is some volatility in coming up with an estimate. It's a large project.


A. Mitrani                 Can I assume that if other contractors have to come
                           to you, then this contract is a little bigger than your guidance, potentially?

                                                          DYCOM INDUSTRIES, INC.
                                                            Host: Steven Nielsen
                                                 February 24, 2004/8:00 a.m. CST
                                                                         Page 29

S. Nielsen                 No. Our guidance is our best expectation, given what
                           we know today. As that changes, we will update it.


A. Mitrani                 Do you expect Verizon to make your top five next
                           fiscal year?


S. Nielsen                 Clearly.


A. Mitrani                 Lastly, you had talked about the acquired properties
                           that you bought to have higher margins, probably over time a bit, than your existing business as you integrate it and as you start going through their markets. It sounds like your answer to Steve's question in the beginning was, initially you just got you it. As you work through it, we could see a couple of quarters where the margins are much higher as we get to seasonally stronger quarters. Is that the way it's likely going to play out as you integrate them and as you start bidding and put the Dycom model into them?


S. Nielsen                 I think there are a couple of things. One, both were
                           large businesses, particularly UtiliQuest. The EBITDA margin expectation that we set was that we would be at the average or higher and we don't see any indication that that's not going to be the case.
                           We're enthusiastic about what these acquisitions provide to us in terms of both growth and margin expansion.

                                                          DYCOM INDUSTRIES, INC.
                                                            Host: Steven Nielsen
                                                 February 24, 2004/8:00 a.m. CST
                                                                         Page 30


                           It may only be the bottom of the second inning, but so far we haven't had any strikeouts.



A. Mitrani                 Dick, I missed what percentage Qwest was in the
                           quarter. Was it 5.9%?


R. Dunn                    Yes, that's it.


Moderator                  We do have a follow-up from Toby Sommer. Please go
                           ahead.


T. Sommer                  I was curious what you think the other RBOC's,
                           particularly Bell South, who has historically been a good customer, what their plans are for Fiber-in-the-Home and if you see that spreading among the other RBOC's; or do you think some of them may take a wait and see attitude and see how the first leg of Verizon's project goes?


S. Nielsen                 In Bell South's case, they have the largest install
                           base of Fiber-to-the-Curb, I believe, of any of the major carriers in the country. I think they are still working through some regulatory issues, as to whether
                           Fiber-to-the-Curb is the regulatory equivalent of Fiber-to-the-Premise. Once they resolve those issues, Bell South has always been at the forefront of deploying new network technologies and we don't see any reason to

                                                          DYCOM INDUSTRIES, INC.
                                                            Host: Steven Nielsen
                                                 February 24, 2004/8:00 a.m. CST
                                                                         Page 31

                           expect that they're going to fall very far behind on this one once they get comfortable with the regulatory environment so that they can earn a return on their investments.


T. Sommer                  Would you put Qwest and Alltel in the same category?


S. Nielsen                 Yes. Qwest has not indicated that they are going to
                           participate at this point with any
                           Fiber-to-the-Premise. Alltel is in a little more rural environment, so I don't think that they have any plans at this point.

                           Certainly, we do some business for SBC and they are also a participant, along with Verizon and Bell South in the technology portion of the Fiber-to-the-Premise procurement process. They certainly have shown interest, if not for overlay, certainly for Greenfield environments.


Moderator                  We have a follow-up question from Alex Rygiel. Please
                           go ahead.


A. Rygiel                  Steve, what percent of your revenues from Comcast are
                           what you would classify as reoccurring?

                                                          DYCOM INDUSTRIES, INC.
                                                            Host: Steven Nielsen
                                                 February 24, 2004/8:00 a.m. CST
                                                                         Page 32

S. Nielsen                 The locate business, this new build betterment work,
                           some of the minor construction activities, it could be $10 million to $15 million a quarter. Hopefully, we're trying to grow that business as we've talked about previously.


A. Rygiel                  Could you generally speak about the directions of
                           your gross margins over the next 12 to 24 months, taking into consideration the Verizon FTTP work?


S. Nielsen                 Alex, it's interesting. We're probably in about the
                           same position we were a year ago with a significant amount of work coming from an existing customer, but with a new opportunity. We're not going to speculate, other than what our general trend line has been with gross margins that it's going to be any stronger than that until we get farther into the project. Our first focus is creating value for the customer and getting the project going. We're confident that if we do that, that we'll earn satisfactory returns for the shareholders.


A. Rygiel                  Given that you mentioned that you feel comfortable
                           that you've been awarded a number of the nine states that they're looking to be active in,

                                                          DYCOM INDUSTRIES, INC.
                                                            Host: Steven Nielsen
                                                 February 24, 2004/8:00 a.m. CST
                                                                         Page 33

                           are the remaining states still available opportunities for you or have they been pulled off the table?


S. Nielsen                 All I can say is, of the nine states, we will be
                           participating in a substantial number. That's for Verizon to comment, as to what their plans are for the balance, not for us.


Moderator                  We have a question from Rick Grubbs with Kaufman
                           Brothers. Please go ahead.

R. Grubbs                  My question just concerns what you can talk about
                           regarding the structure of the contract with Verizon.
                           I hate to beat that too much, but just interested in the comment you made about Dycom being in the drivers seat in the sense of ...

S. Nielsen                 I don't remember saying that.

R. Grubbs                  ... I guess what I'm looking for is other vendors,
                           perhaps, getting some direction from you guys on coordinating this effort. Is that the way I heard that or did I understand it ... ?

                                                          DYCOM INDUSTRIES, INC.
                                                            Host: Steven Nielsen
                                                 February 24, 2004/8:00 a.m. CST
                                                                         Page 34

S. Nielsen                 No. What we said is we felt like we needed to make an
                           announcement because as part of the award process, some of the other potential participants had been notified that they were not going to directly participate, but that if they'd like to continue to contact us. We've received several calls.


R. Grubbs                  They would operate in the fashion, the subcontractor?


S. Nielsen                 At this point, if we choose to go that way that would
                           be the relationship.


Moderator                  We have a follow-up from Alan Mitrani. Please go
                           ahead.


A. Mitrani                 Depreciation and amortization about $11 million this
                           quarter. Dick, can you give us your sense, as to what
                           D&A is going to be on our annual basis? I realize due to the acquired properties and also there may have been some purchase accounting adjustments for something, can you just help us out there for percentage of revenues or what dollar amounts should we look at?


R. Dunn We see that run rate continuing through the remainder of the year.

                                                          DYCOM INDUSTRIES, INC.
                                                            Host: Steven Nielsen
                                                 February 24, 2004/8:00 a.m. CST
                                                                         Page 35


A. Mitrani                 The run rate of about $11 million a quarter?


R. Dunn                    Right.


S. Nielsen                 Yes. There is some intangibles amortization that's
                           new to the income statement, as well as a result of the acquisitions.


A. Mitrani                 Also, capex continues to be pretty low, about $19
                           million last year, maybe $25 million for the calendar year, roughly. Can you give us a sense of what calendar '04 is going to look like on a gross capex basis?


S. Nielsen                 I think it's probably $20 million to $25 million with
                           an upward bias as we get busier, which is a good thing.

A. Mitrani                 Lastly, you guys paid off, it seems, almost 25% to
                           30% of the deal costs with only two months of having this deal done. What's your outlook, as it relates to the use of cash, given interest rates really being at historic lows? Are you done making deals for the next six to twelve months, or are you going to pay down the debt quickly? Can you talk about uses of cash?

                                                          DYCOM INDUSTRIES, INC.
                                                            Host: Steven Nielsen
                                                 February 24, 2004/8:00 a.m. CST
                                                                         Page 36

S. Nielsen                 Certainly, we're going to have some working capital
                           needs as we ramp up on the Fiber-to-the-Premise project, so we certainly have that. We talked a little bit about our capex needs. As always, we're going to be looking for strategic opportunities when we see the right target and the right set of customers.


A. Mitrani                 Once you've integrated the acquisitions, do you
                           expect consolidated DSO's to come down as you shift towards the telco customers, which can help support some of that increased working capital needs?


S. Nielsen                 The acquired companies both had lower DSO's than our
                           average. As we get full quarter results, we'll certainly have some DSO impact there. It's hard to speculate on the exact DSO profile for the new opportunity because we haven't done any billing yet, but we would expect generally that that would be in line or a little better.


A. Mitrani                 Lastly, I haven't heard you speak of James Cable in
                           years. Can you tell us, were they a meaningful customer in the quarter? What percentage of revenues?
                           How big can this contract be over time?

                                                          DYCOM INDUSTRIES, INC.
                                                            Host: Steven Nielsen
                                                 February 24, 2004/8:00 a.m. CST
                                                                         Page 37

S. Nielsen                 It's a significant $5 million to $10 million
                           contract. It's a customer that we've done work for on and off. They're primarily a rural cable provider in the Southeast and Southwest. As the larger MSO's continue to work through their upgrades, there are other opportunities with some of the rural providers.


A. Mitrani                 In response to your answer to someone else's question
                           regarding the other RBOC's Fiber-to-the-Premise or Fiber-to-the-Home initiatives, obviously Bell South and SBC have been a little slow dragging their feet, Verizon has taken the lead. It seems like SBC will likely be next. Can you talk to us about the opportunities in terms of, if you're working for Verizon and you're doing all of this work, could you possibly still bid on other Fiber-to-the-Premise opportunities? Does this preclude you from looking at the other RBOC's and what's your outlook there?


S. Nielsen                 Our first focus is going to be to start the job and
                           do a good job for Verizon and build our value there.
                           To the extent that there are other opportunities, as long as we're doing what we need to for Verizon and they're comfortable, then we'll leverage that.

                                                          DYCOM INDUSTRIES, INC.
                                                            Host: Steven Nielsen
                                                 February 24, 2004/8:00 a.m. CST
                                                                         Page 38

                           Our focus right now, unlike Wall Street, which is always thinking two moves ahead, is we need to do a good job with what we've got in hand. This has been a long process. We've spent a lot of work on it. We've had a good working relationship with the customer and we want to take that right out of the RFP process and put it into the field and start getting some conduit into the ground.


A. Mitrani                 Was my understanding this Verizon contract, obviously
                           this is not just a one-year contract, this is a multi-year contract you're going to sign, right?


S. Nielsen                 The expectation is for a five-year agreement, which
                           is similar to what I understand they've issued to other equipment suppliers.


A. Mitrani                 If that's the case, the amount goes up in the
                           subsequent years, as they get further along? It doesn't start at peak and stay with peak. It starts low and moves up. Is that a good understanding of it?

S. Nielsen                 As I understand what's been publicly disclosed by
                           Verizon and the equipment vendors is that there is a bias that successful deployment will generate an increase in the out years.

                                                          DYCOM INDUSTRIES, INC.
                                                            Host: Steven Nielsen
                                                 February 24, 2004/8:00 a.m. CST
                                                                         Page 39

Moderator                  We do have a follow-up from Alex Rygiel. Please go
                           ahead.


A. Rygiel                  Steve, are you working with SBC in any markets right
                           now? Are you working with SBC in Wisconsin where they're trailing a Fiber-to-the-Premise network?


S. Nielsen                 We are not working in Wisconsin that I'm aware of. We
                           do some construction work for them in the Missouri, Kansas area. We do locates for them in Texas and one or two other locations as needed, but we certainly understand who the customer is and how to speak with them. They have historically used smaller vendors, not unlike what historically Verizon has done.


Moderator                  We do have a question from the line of John Frank
                           with Miller Asset Management. Please go ahead.


J. Frank If you could just share some of the drivers that lead to Verizon's decision to go with you guys. Is it their relationship with you; your experience with the technology; your geographic footprint relative to the nine states? Just any type of color please.

                                                          DYCOM INDUSTRIES, INC.
                                                            Host: Steven Nielsen
                                                 February 24, 2004/8:00 a.m. CST
                                                                         Page 40

S. Nielsen                 I really think that that's a question for Verizon to
                           answer. What we presented to them and what we thought was important was that we have lots of experience in large deployments, arising both from the telephone and the cable industries. The magnitude of the opportunity was something that we've been through before and we've to some good experience.

                           We have a large geographic footprint. I think we're in 44 or 45 states, had a presence in each one of the markets that they identified initially. We had pretty good experience, even on a county-by-county basis, as to what the conditions would be. Generally, we just did our best to present our ability to help them be a success because at the end of the day, for us to be successful, our customers need to be.


Moderator                  Mr. Nielsen, there are no further questions in queue.


S. Nielsen                 Thanks, John. We appreciate everybody's time and
                           attention today. We look forward to speaking with you on our next conference call. Thank you.


Moderator                  Ladies and gentlemen, that does conclude your
                           conference for today. Thank you for your participation and you may now disconnect.